Apple Inc.	April 1, 2010
1 Infinite Loop
Cupertino, CA 95014

To:	Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Apple Inc.
Form 10-K/A for the Fiscal Year Ended September 26, 2009
Filed on January 25, 2010
File No. 000-10030

Dear Ms. Collins,

We have reviewed the comments in your letter dated March 19, 2010 regarding the above referenced filing and have provided the attached responses. We have repeated the text of your comments and followed each with our response.

Further, we acknowledge that:

1.	Apple Inc. (hereinafter referred to as the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at (408) 974-6614 or Betsy Rafael, Vice President, Corporate Controller and Principal Accounting Officer, at (408) 862-1401.

Very truly yours,

/s/ Peter Oppenheimer

Peter Oppenheimer

Senior Vice President, Chief Financial Officer

cc:	Bruce Sewell, Senior Vice President, General Counsel and Secretary, Apple Inc.
Betsy Rafael, Vice President, Corporate Controller and Principal Accounting Officer, Apple Inc.

Form 10-K/A for the Fiscal Year Ended September 26, 2009

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 29

1.      We note your response to prior comment 1. Please tell us if you considered specifying in your disclosures what products you considered to be “similar offerings” in determining the estimated selling price of unspecified upgrades for the iPhone and Apple TV (e.g., specified software upgrades sold for the iPod Touch and AppleCare).

As noted in our previous response letter dated March 4, 2010, in determining estimated selling prices (ESPs) for unspecified software upgrade rights for iPhone and Apple TV the Company considered evidence provided by pricing of actual sales of specified upgrades for iPod touch, iPhone AppleCare (APP) contracts, and upgrades to our iLife and iWork application suites. The Company did consider providing additional specific disclosure regarding selling prices of these products and the relevance of these selling prices to the ESPs that were determined for iPhone and Apple TV upgrade rights. However, the Company concluded such additional disclosure would potentially be misleading. This conclusion was based on the fact the actual selling prices of these products were not considered direct proxies for the ESPs determined for iPhone and Apple TV upgrade rights but instead provided evidence to help define a reasonable range of potential ESPs for those rights. The Company concluded the potential to mislead and confuse its financial statement users by providing the complex and extensive additional disclosure needed to describe in detail the use of this evidence outweighed the limited benefit such disclosures would provide. The Company believes the disclosure it has provided fully informs investors as to its use and development of ESPs for iPhone and Apple TV software upgrade rights and fulfills the disclosure requirements of ASC Topic 605-25.

Form 10-K/A for the Fiscal Year Ended September 26, 2009

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 29

2.      In your iPhone and Apple TV arrangements, please tell us if related sales incentives, if any, mainly include those consisting of volume purchase discounts and/or discounts offered for purchasing specific products and/or services together. If you provide sales incentives for these products, tell us if you believe they mainly relate to the delivered item or both the delivered and the undelivered (i.e., unspecified software upgrades) items.

To date, the Company has offered extremely limited sales incentives related to iPhone and Apple TV. Accordingly, such activity has not had a significant impact on the allocation of revenue between delivered and undelivered elements. Further, the relative value of delivered elements for both of these products represent approximately 95% of the total value of the delivered and undelivered elements, so the allocation of a sales incentive offered by the Company using the relative fair value of the delivered and undelivered elements for iPhone and Apple TV would be overwhelmingly allocated to and recognized at the time of sale of the delivered elements.

Based on the requirements of ASC 605-25, the Company believes the relative selling price method should be used to allocate arrangement consideration between delivered and undelivered elements when a sales incentive is included in a sales transaction. This includes the requirements of ASC 605-25-30-5 which limits allocation of arrangement consideration to delivered elements to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. There may be some other circumstances when it is appropriate to conclude a sales incentive be allocated only to delivered elements thereby recognizing the entire impact of the incentive immediately. However, in light of the requirements of ASC 605-25 to allocate arrangement consideration using the relative selling price method, the Company believes circumstances when the relative selling price method is not used to allocate a sales incentive between delivered and undelivered elements would be rare.

Form 10-K/A for the Fiscal Year Ended September 26, 2009

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 29

3.      Please refer to prior comment 3 and tell us if you considered specifying in your Revenue Recognition for Arrangements with Multiple Deliverables policy that your software arrangements containing multiple elements primarily include transactions involving the sale of APP and MobileMe.

As described in our March 4, 2010 response letter, the Company has relatively few products that involve the delivery of software or services over time. Except for the embedded software upgrade rights included with iPhone and Apple TV, the undelivered elements in the Company’s multiple-element transactions consist primarily of APP and MobileMe. The significant majority of the Company’s multiple-element transactions involve products that are fully delivered at the time of sale and result in no deferral of revenue. The nature of the Company’s APP and MobileMe products and the Company’s general revenue accounting policies for such products is fully described in the Company’s filings. Therefore, the Company believes its existing disclosure regarding accounting for multiple-element transactions with undelivered elements is appropriate and fully informs investors.